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      DELTA GALIL ANNOUNCES PRELIMINARY RESULTS FOR FOURTH QUARTER OF 2003

Tel Aviv, Israel - January 4, 2004 - Delta Galil Industries Ltd. (NASDAQ: DELT) reported today that, according to preliminary results, fourth quarter revenues declined by approximately 5%, compared to the same quarter last year. The decline in sales is due mainly to the weakness in Christmas and New Year sales in Europe and the United States, as compared to earlier customer forecasts.

Sales for 2003 increased 2% over 2002.

Earnings per share in the fourth quarter, according to the Company's estimates, are expected to be between $0.23 per share and $0.26 per share, compared to $0.26 per share in the corresponding period last year. Earnings per share for 2003 are expected to be between $1.23 and $1.26, compared to $0.88 for 2002.

According to the Company's estimates, sales in 2004 are expected to be between $650 million and $670 million, compared to an estimated $578 million in 2003, and earnings per share for 2004 also are expected to increase.

Delta Galil is a leading global manufacturer of quality apparel sold under brands such as Calvin Klein, Hugo Boss, Nike, Ralph Lauren, Donna Karan. Recognized for product innovation and development, Delta's products are sold worldwide through retailers including Marks & Spencer, Target, Wal-Mart, Victoria's Secret, JC Penney, Hema, J. Crew, Carrefour, GAP, and others. Headquartered in Israel, Delta operates manufacturing facilities in Israel, Jordan, Egypt, Turkey, Eastern Europe, North and Central America, the Caribbean and the Far East. For more information, please visit our website: http://www.deltagalil.com/ www.deltagalil.com

(This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of DELTA Galil Industries Ltd.. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the company to differ materially from those described therein. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.)

Contacts:

Aviram Lahav Delta Galil Industries Ltd. Tel: +972-3-519-3744

Rachel Levine The Anne McBride Company Tel: +212-983-1702 x207